ARCHITECTURE
ENGINEERING
CONSTRUCTION MANAGEMENT

March 30, 2015

VIA EDGAR

United States Securities and Exchange Commission

Re: Taseko Mines Limited (the "**Company**")
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company's Form 40-F annual report for the year ended December 31, 2014 (the "**Annual Report**") to be filed by the Company with the United States Securities and Exchange Commission (the "SEC"). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2014.

I hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical reports (the "**Technical Reports**"):

- "Florence Copper Project, NI 43-101 Technical Report, Pre-Feasibility Study, Florence, Pinal County, Arizona, USA" dated March 28, 2013

and to references to the Technical Report, or portions thereof, in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report.

Yours truly,

Richard Zimmerman, R.G., SME-RM

2051 W. Sunset Rd.
Suite 101

Tucson, Arizona
85704

t 520.**293.1488**
f 520.293.8302

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